Filed by Johnson & Johnson pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of
1934, as amended.

Subject Company: Guidant Corporation
Commission File No.: 001-13388

Johnson & Johnson has filed with the Securities and Exchange Commission a Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed merger between Guidant Corporation and Johnson & Johnson. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

The following is a press release issued by Johnson & Johnson.

JOHNSON & JOHNSON FILES FORM S-4 REGISTRATION STATEMENT REGARDING ACQUISITION OF GUIDANT CORPORATION

New Brunswick, N.J., December 6, 2005 - Johnson & Johnson has filed its Form S-4 Registration Statement with the Securities and Exchange Commission in relation to its pending acquisition of Guidant Corporation. The acquisition agreement, which was announced on November 15, was approved by the boards of directors of both companies last month.

The S-4 filing relates to a special meeting of Guidant shareholders for the purpose of voting on the agreement and provides background on the merger, including pro forma unaudited financial statements. Johnson & Johnson anticipates that the meeting will take place early in the first quarter of 2006. The S-4 also discloses the regulatory reviews that have already been completed by Johnson & Johnson. All items raised by the various agencies required in advance of closing have been addressed.

“We continue to believe that the acquisition as agreed to by Johnson & Johnson and Guidant represents full and fair value based on extensive evaluation and due diligence and is in the best strategic interest of Guidant, its customers and patients,” said William C. Weldon, chairman and chief executive officer. “We are committed to the long-term investment of resources that will be required to enable Guidant to pursue a full and complete recovery in the cardiac rhythm management category, to achieve and sustain leadership in drug-eluting stents, and to grow the business for the future.

“We look forward to welcoming Guidant employees to the Johnson & Johnson Family of Companies,” Weldon said. “Throughout our integration planning, we have stressed our commitment to the people of Guidant, our capacity to invest heavily in the company’s future, and our belief that together we will do more for cardiovascular physicians and the patients they treat.”

The Form S-4 is available from the Investor Relations section of the Johnson & Johnson website, www.jnj.com, or at the SEC website, www.sec.gov.

Johnson & Johnson is the world’s most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical, and medical devices and diagnostics markets. The more than 200 Johnson & Johnson operating companies employ approximately 115,000 men and women in 57 countries and sell products throughout the world.

(This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99(b) of the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2005. Copies of this Form 10-K are available online at www.sec.gov or on request from the Company. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.)

Johnson & Johnson has filed with the Securities and Exchange Commission a Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed merger between Guidant Corporation and Johnson & Johnson. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission.  Investors are urged to read the definitive prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K.  Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

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